Louis A. Brilleman, P.C.

1140 Avenue of the Americas, 9th Floor

New York, NY 10036

Phone: 212-584-7805

Fax: 646-380-6635

April 23, 2019

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Melissa Gilmore
Melissa Raminpour

Re:	Coda Octopus Group, Inc. (the “Company”)
Form 10-K for the Fiscal Year Ended October 31, 2018
Filed February 1, 2019
File No. 001-38154

Dear Ms. Gilmore and Ms. Raminpour:

By letter dated April 22, 2019, the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) commented on the Company’s responses to Staff comments on the Company’s Annual Report on Form 10-K for the year ended October 31, 2018 (the “Form 10-K”). Below are the Company’s responses to the Staff’s comments. For ease of reference, each response is preceded by the Staff’s comment.

Form 10-K for the Fiscal Year Ended October 31, 2018

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 34

1.	We have reviewed your response to prior comment 1 and it appears you concluded your disclosure controls and procedures (DCP) were effective because management discovered and corrected the errors to ensure the financial statements were prepared in accordance with GAAP. However, please reference the following statement in the fourth paragraph of Sections II.D of SEC Release 33-8238, which states that "disclosure controls and procedures will include those components of internal control over financial reporting that provide reasonable assurances that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles." Given your conclusion ICFR was ineffective and that conclusion overlaps with the DCP conclusion per this portion of the SEC Release, your DCP would also be ineffective even though the errors were identified by management. Please amend to conclude disclosure controls and procedures were ineffective.

The Company has made revisions to the Form 10-K in response to the Staff’s comment.

Please contact the undersigned at 212-584-7805 with any questions or comments regarding the foregoing.

Very truly yours,

/s/ Louis A. Brilleman
Louis A. Brilleman
cc:	Annmarie Gayle
(Coda Octopus Group, Inc.)